Exhibit 99.1

Oasis Petroleum Inc. Announces Oasis Midstream Partners to Merge with Crestwood Equity Partners

Provides Financial and Operational Update and Increases Dividend by 33%

HOUSTON, Oct. 26, 2021 /PRNewswire/ — Oasis Petroleum Inc. (NASDAQ: OAS) (“Oasis” or the “Company”) announced today that Oasis Midstream Partners (NASDAQ: OMP) (“OMP”) has entered into a definitive agreement under which it will merge with Crestwood Equity Partners LP (NYSE: CEQP) (“Crestwood”). Under the terms of the agreement, Oasis, as a unitholder of OMP, will receive $160MM in cash in addition to approximately 21.0MM common units of CEQP in aggregate in exchange for its 33.85MM OMP common units and non-economic general partner stake. Public OMP unitholders will receive 0.87 units of Crestwood common units for each unit of OMP owned. In the aggregate, the total consideration represents an at-the-market transaction based on the closing prices for OMP and Crestwood on October 25, 2021, and implies an enterprise value for the combined companies of approximately $6.9B. Upon completion of the transaction, Oasis will own approximately 21.7% of Crestwood common units.

“We are pleased to reach this agreement, which represents an outstanding outcome for Oasis shareholders and OMP unitholders. This transaction creates a combined midstream company well positioned to drive future value with enhanced scale and customer and basin diversification,” said Danny Brown, Oasis’ Chief Executive Officer. “Crestwood is a highly regarded, diversified midstream operator with a large footprint in the Williston Basin, making it the ideal midstream partner with the expertise and team to handle a large portion of Oasis’ hydrocarbons and produced water. The combination of OMP and Crestwood immediately enhances value for Oasis shareholders while increasing transparency with deconsolidated financial reporting, highlighting the Company’s E&P operations. Oasis is now well positioned to further participate in industry consolidation opportunities. Additionally, Oasis expects to benefit from its remaining ownership in the new Crestwood which, following this accretive merger, will be a larger, more diversified midstream entity with a strong balance sheet and an attractive outlook. For OMP unitholders, the transaction delivers compelling value, and the opportunity to participate in the upside potential and attractive distributions of the new Crestwood.”

Strategic and Financial Benefits for Oasis

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Accelerates Value for Oasis Shareholders: In exchange for Oasis’ approximately 33.85MM OMP common units and non-economic GP interest, Oasis will receive $160MM in cash and 21.0MM common units in Crestwood, representing an attractive valuation of ~8x 2021E OMP EBITDA. The transaction is expected to address the sum of the parts disconnect imbedded in Oasis’ current valuation;

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Aligns Oasis Financial Reporting with E&P Operations: After the transaction close, Oasis will no longer report financial results consolidated with OMP post close. Reporting will be more aligned with Oasis’ underlying E&P operations;

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Maintains Ownership Position in Leading Midstream Company: At closing, Oasis will hold a significant ownership position with upside in the new Crestwood, which will be a leading midstream operator positioned for future success. Enhanced trading liquidity is expected due to the larger size and scale of the combined companies;

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Advances Commitment to ESG and Sustainability: The transaction is aligned with Oasis’ ESG objectives, creating an entity with an extensive infrastructure network that will help limit methane flaring as well as the trucking of oil and water. Crestwood is expected to continue to progress its three-year sustainability strategy focused on diversity and inclusion, emissions reductions, biodiversity, supply chain and ESG disclosure;

•	Strengthens Balance Sheet: Further strengthens Oasis’ balance sheet, resulting in no leverage pro forma for the transaction with pro forma liquidity of $918MM;

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Utilizes Net Operating Loss (NOL) Carryforwards: Upon close of the transaction, Oasis expects to utilize a significant portion of its NOL balance. This could allow Oasis to subsequently eliminate the tax plan announced in August 2021 that was put in place to protect the NOLs. This action would once again permit shareholders to own more than 5% of Oasis’ shares outstanding.

Strategic and Financial Benefits of Combined Crestwood and OMP

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Premier Multi-Basin Exposure Improves Scale and Diversity: The transaction brings together two premier midstream operators with strong pipeline networks across various commodities and diversified customer bases, enhancing both company’s competitive positioning. The two midstream companies have complementary operations and together, will operate in key basins including the Williston, Delaware, and Powder River;

•	Immediately Accretive to Distributable Cash Flow: Pro forma for the transaction, Crestwood intends to increase its distribution to $2.62/unit or approximately 5%;

•	Substantial Synergies: The combined entity expects to realize approximately $25MM of annual synergies. Its leaner, more efficient cost structure will support free cash generation.

•	Strong Management Team to Operate Assets: Crestwood has an outstanding team and track record to lead the go forward midstream company.

In connection with the transaction, Oasis will receive the right to appoint two representatives to the Crestwood Board of Directors, subject to on-going ownership thresholds. Oasis fully supports this transaction and has executed a Support Agreement with respect to the transaction. This transaction has been unanimously approved by the Board of Directors of both Crestwood and Oasis and has also been unanimously approved by the Board of Directors and Conflicts Committee of the general partner OMP. The transaction is expected to close in the first quarter of 2022 and is subject to the satisfaction of customary closing conditions, including regulatory approvals.

3Q21 Operational Update and Outlook

Oasis is providing select preliminary unaudited financial results for 3Q211:

•	Produced 51.8 MBoepd in 3Q21 with oil volumes of 31.9 Mbopd;

•	E&P CapEx was between $40MM and $44MM in 3Q21, greater than 20% below guidance. Oasis reduced its FY21 CapEx guidance by 9% which follows the 7% reduction in August;

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Generated significant free cash flow during 3Q21. As of 9/30/21, pro forma for the Williston Basin Acquisition, Oasis had approximately $308MM of cash, $400MM of long-term debt and no amounts drawn on its $900MM borrowing base ($450MM of elected commitments);

•	Best-in-class balance sheet with pro forma net debt after Williston Basin acquisition of $92MM;

•	Oasis increased its fixed dividend 33% to $0.50/share ($2.00/share annualized);

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Continued focus on ESG and Sustainability with Oasis publishing its inaugural sustainability report in 3Q21 as well as an ESG-focused investor presentation. Both can be found on the Company’s website at www.oasispetroleum.com;

•	OMP announced a $0.56/unit 3Q21 distribution.

[1]

Oasis has prepared the preliminary financial data presented below based on the most current information available to management. The Company’s normal financial reporting processes with respect to the preliminary financial data have not been fully completed and PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. As a result, the Company’s actual financial results could be different from this preliminary financial data, and any differences could be material. The following disclosures concerning 3Q21 are the Company’s preliminary estimates.

Mr. Brown continued, “The preliminary results we provided were made possible by our strong operational execution in the quarter across our business. Our increased fixed dividend reflects our significant cash flow generation, confidence in the business and our commitment to returning capital to Oasis shareholders.”

The Company closed its previously announced acquisition of assets in the Williston Basin (the “Williston Basin Acquisition”) on October 21, 2021, and production from that asset in 3Q21 was approximately 26 MBoepd (63% oil). Production from the acquired asset will be reported as Oasis’ volumes beginning on the date of close.

Oasis ran one rig for the entire third quarter and brought on a second rig on September 25, 2021. The Company did not complete any operated wells in the Williston Basin in the 3Q21, although Oasis began completions operations on 12 Indian Hills wells in August with five of the wells completed and cleaned-out as of today with the remainder being completed during the fourth quarter. Oasis is reducing its 2021 E&P CapEx guidance by another 9% to $184MM to $194MM to account for efficiency gains and lower than planned working interest due to higher participation by non-operators in Oasis operated wells. The impact of lower working interest in operated wells is also included in production numbers, which have been offset by higher gas production and gas capture from the Oasis legacy assets. The follow table provides select 3Q21 preliminary estimates and updated 4Q21 guidance, which incorporates updated working interest in operated wells and acquisition timing.

E&P Metric	Preliminary 3Q21	4Q21 Guidance
Production (MBoe/d)	51.8	68.5-71.5
Production (Mbbl/d)	31.9	44.0-46.0
Differential to NYMEX WTI ($ per Bbl)	$0.38-$0.48	$0.50-$1.00
Natural gas realization ($ over NYMEX)	$1.43-$1.53	$1.00-$1.25
E&P LOE ($ per Boe)	$9.37-$9.47	$9.25-$9.75
E&P GPT ($ per Boe)(1)	$3.90-$4.00	$3.75-$4.25
E&P Cash G&A ($MM)(2)	$10.4-$10.6	$9.2-$9.8
Production taxes (as a % of oil and gas revenues)	6.8%-6.85%	7.3%-7.8%
E&P & Other CapEx ($MM) (3)	$40-$44	$60-$70
Cash Interest ($MM)	$6.8-$7.0	$7.0-$7.5
Cash taxes ($MM)	$0	$0

(1)	Excludes effect of non-cash valuation charges on pipeline imbalances and benefits from midstream segment for crude oil gathering and transportation services.
(2)

Preliminary 3Q21 excludes non-recurring items related to the Williston Basin Acquisition, the Crestwood transaction, and restructuring consulting expenses. Adjusting for these items, E&P Cash G&A would have been $8.1MM to 8.3MM. 4Q21 Guidance excludes expenses related to the Crestwood transaction. E&P Cash G&A also excludes certain non-cash items, including non-cash equity-based compensation expenses included in the E&P segment.

(3)	Includes well services and administrative capital and excludes capitalized interest.

NYMEX West Texas Intermediate crude oil index price (“NYMEX WTI”) averaged $70.54 per barrel and NYMEX Henry Hub natural gas index price (“NYMEX HH”) averaged $4.36 per Mcf. During 3Q21, Oasis had a realized hedge loss of $81.4MM. Oasis did not add any new hedges since the August update. The September 2021 crude oil derivative contracts settled at a net payable of $26.4MM, which was paid in October 2021 and will be included in the Company’s 4Q21 derivative settlements.

Dividend Declaration

The board of directors of Oasis has declared a dividend of $0.50 per share ($2.00/share annualized) for 3Q21 for shareholders of record as of November 15, 2021, payable on November 29, 2021.

Painted Wood Dedication

Oasis has approved a dedication to OMP for the Painted Woods project areas which includes crude oil, natural gas, and produced water services.

Advisors to the Transaction

Morgan Stanley & Co. LLC and Tudor, Pickering, Holt & Co. are serving as financial advisors to Oasis and its affiliate companies and Vinson & Elkins L.L.P. is serving as counsel to Oasis and its affiliate companies. Jefferies is serving as financial advisor and Richards, Layton & Finger, P.A. is serving as counsel to OMP’s Conflicts Committee.

Combined Transaction and Earnings Call

Oasis will host a live webcast and conference call on today at 9:00 a.m. Central Time to discuss the transaction and preliminary 3Q21 financial and operational results.

Investors, analysts and other interested parties are invited to listen to the webcast:

Date:	Tuesday, October 26, 2021
Time:	9:00 a.m. Central Time
Live Webcast:	https://www.webcaster4.com/Webcast/Page/1052/43321

Sell-side analysts with questions may use the following dial-in:

Dial-in:	888-317-6003
Intl. Dial-in:	412-317-6061
Conference ID:	0484731
Website:	www.oasispetroleum.com

Oasis expects to file its third quarter 2021 Form 10-Q by November 9, 2021. The Company expects to update its Investor Presentation with actual financial numbers when it files the 10-Q. As a result of today’s transaction and earnings call, Oasis has cancelled its third quarter results conference call originally scheduled for 11:30 am Central Time on November 4, 2021.

About Oasis

Oasis is an independent exploration and production company with quality and sustainable long-lived assets in the Williston Basin. The Company is uniquely positioned with a best-in-class balance sheet and is focused on rigorous capital discipline and generating free cash flow by operating efficiently, safely and responsibly to develop its unconventional onshore oil-rich resources in the continental United States. For more information, please visit the Company’s website at www.oasispetroleum.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include the expectations of plans, strategies, objectives and anticipated financial and operating results of the Company, including the Company’s drilling program, production, derivative instruments, capital expenditure levels and other guidance included in this press release, as well as the impact of the novel coronavirus 2019 (“COVID-19”) pandemic on the Company’s operations. These statements are based on certain assumptions made by the Company based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include, but are not limited to, risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized, the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Crestwood to successfully integrate OMP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, changes in crude oil and natural gas prices, developments in the global economy, particularly the public health crisis related to the COVID-19 pandemic and the adverse impact thereof on demand for crude oil and natural gas, the outcome of government policies and actions, including actions taken to address the COVID-19 pandemic and to maintain the functioning of national and global economies and markets, the impact of Company actions to protect the health and safety of employees, vendors, customers, and communities, weather and environmental conditions, the timing of planned capital expenditures, availability of acquisitions, the ability to realize the anticipated benefits from the Williston Basin acquisition and Permian Basin divestitures, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as the Company’s ability to access them, the proximity to and capacity of transportation facilities, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting the Company’s business and other important factors that could cause actual results to differ materially from those projected as described in the Company’s reports filed with the U.S. Securities and Exchange Commission. Additionally, the unprecedented nature of the COVID-19 pandemic and the related decline of the oil and gas exploration and production industry may make it particularly difficult to identify risks or predict the degree to which identified risks will impact the Company’s business and financial condition. Because considerable uncertainty exists with respect to the future pace and extent of a global economic recovery from the effects of the COVID-19 pandemic, the Company cannot predict whether or when crude oil production and economic activities will return to normalized levels.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

No Offer or Solicitation

This communication relates to the proposed transaction between OMP and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of OMP with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OMP, AS WELL AS INVESTORS AND STOCKHOLDERS OF THE COMPANY, ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of OMP in connection with the solicitation of consents of OMP unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or OMP with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from OMP’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

Crestwood, OMP and their respective directors, executive officers and general partners, and Oasis and its directors and executive officers, may be deemed to be participants in the solicitation of consents from the unitholders of OMP in respect of the transactions. Information about these persons is set forth in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, OMP’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and Oasis’ definitive proxy statement for its 2021 annual meeting filed with the SEC on April 20, 2021, respectively, and subsequent statements of changes in beneficial ownership on file for each of Crestwood, OMP and Oasis with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

Contact:

Oasis Petroleum Inc.

Danny Brown, Chief Executive Officer

Michael H. Lou, Chief Financial Officer and Executive Vice President

Bob Bakanauskas, Director, Investor Relations

(281) 404-9600

ir@oasispetroleum.com